[FOREST OIL LETTERHEAD]

January 24, 2012

H. Roger Schwall
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010

Re:     Forest Oil Corporation
Form 10-K for Fiscal Year Ended December 31, 2010
Filed February 24, 2011
File No. 1-13515

Dear Mr. Schwall:

We last communicated with you regarding the comments of the staff (the “Staff”) of the Securities and Exchange Commission in the above-referenced file through our letter dated July 13, 2011. It is our understanding that there are two of the Staff's comments that remain open. For your convenience, the text of those two comments is set forth below in bold.

We write to you now to supplement our prior responses and in an effort to reach closure on the comments in advance of the upcoming filing of our Form 10K for the fiscal year ended December 31, 2011.

Form 10-K for Fiscal Year Ended December 31, 2010

Engineering Comments

1.
Regarding your response to prior comment four in which you indicate that the current cost estimate of the pipeline is $5.5 million. This appears to be a significant investment relative to the cost of the wells. Please see the definition of proved undeveloped reserves under 'Definitions' in Rule 4-10(a)(31) of Regulation S-K. Also, as you first reported in 2007 that production would begin in 2009 and it is now 2011 and first production has not occurred, it appears that updated disclosure is warranted. Please revise your document as necessary.

Response: In our July 13, 2011 response, we proposed that we reclassify our reserves in Italy at December 31, 2011 so that all reserves are placed in the proved undeveloped category.

Securities and Exchange Commission
January 24, 2012

We continue to believe that this reclassification would be appropriate and reiterate our proposal to proceed down that path.

We also proposed in our July 13, 2011 response that we provide updated disclosure on the development of our reserves in Italy, including the timing of the development, in conjunction with disclosure of our December 31, 2011 reserve estimates. We note that the final approval of our Environmental Impact Statement (“EIS”) by the applicable regional government was not obtained by year-end as we had expected. The regional government requested additional environmental information from us, which we provided in December 2011, and we have now been advised that the EIS review process should be completed during the first half of 2012. We would propose including updated disclosure in our Form 10K for the fiscal year ended December 31, 2011 that provided the contemporaneous details of the EIS process and our expectation regarding the timing of the development of our reserves in Italy.

2.
We note your response to our prior comment five. However, it appears that the price of $17.48 is significantly above the price reported by other Italian gas producers. Given that you have just two wells, no production to date, and reserves of 52 BCF, it does not appear appropriate for you to use such a high price in evaluating your reserves. Please revise your reserve estimates accordingly, or explain why you believe it is appropriate to rely on a higher price than that received by other firms.

Response: As we indicated was our intent in our July 13, 2011 response, we have reviewed our assessment of general pricing and regional differentials in Italy in the context of our 2011 year-end reserve audit. Due in part to our own limited ability to access competitors' confidential sales price information, we retained an outside consultant, with offices in Italy and the United Kingdom, to perform this assessment and have received the assessment's results. As an initial matter, the results confirm our overarching impressions that the natural gas market in Italy is not as transparent or consistent as is the market in the United States, that the spot market for gas in Italy remains thinly traded, and that sales in Italy are done primarily under longer-term contracts priced according to oil-based formulas rather than to natural gas spot-price indices (as is more typical in the United States).

Further, assessing the prices that other exploration and production companies receive for gas produced in Italy remains difficult. As a result, we have focused instead on such information as the weighted average cost of gas imported into Italy from Russia, Libya, Algeria, Norway, and the Netherlands and certain regulated prices published by the Italian regulator, AEEG.

As we advised in our July 13, 2011 response, the $17.48 price we used for our Italy reserves at December 31, 2010 was supported by pricing proposals from appropriate gas buyers and

Securities and Exchange Commission
January 24, 2012

was tied to market pricing in the Monte Pallano area where 100% of our Italy reserves are located. While we believe that our prior pricing assumption was reasonable at the time it was made, our recent pricing review, coupled with the concerns raised by the Staff in its comment, cause us to propose that we adopt a different pricing model for purposes of our reserve estimate at December 31, 2011. Specifically, we propose that we use the 12-month average of the “Italian PSV market” price quoted in Platts European Gas Daily. Although - as we indicated above - the spot market in Italy has limited liquidity, we have determined that the Platts PSV assessment (i) would be a conservative price to use for reserve estimates, (ii) correlates reasonably well with the weighted average cost of imported gas in Italy, and (iii) is readily available and verifiable.

The 12-month average for the Platts PSV price during 2011 was $11.14/MMBtu. This price is approximately 44 percent lower than the price that would be generated under the oil-based pricing formula we have used in the past. (Please note, however, that this percentage difference has grown over time with the recent widening discrepancy between oil prices and energy-equivalent natural gas prices.) In any event, if we had adopted the Platts PSV pricing approach at December 31, 2010, it would not have impacted our reported earnings and would not have had a material impact on the standardized measure of Forest's consolidated reserves. (In our July 13, 2011 response, we described the impact on our standardized measure based on use of Eni's price of $8.41. The 12-month average of the Platts PSV price during 2010 was $9.08, so its use would have generated a smaller impact on our standardized measure.)

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In connection with the foregoing responses, the undersigned, on behalf of Forest, acknowledges that Forest is responsible for the adequacy and accuracy of the disclosure in the above referenced filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and Forest may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
January 24, 2012

Thank you for your time and consideration of this matter.

Sincerely,

/s/ MICHAEL N. KENNEDY

Michael N. Kennedy
Executive Vice President and Chief Financial Officer

Cc:    Tracie Towner
Mark Wojciechowski
United States Securities and Exchange Commission
Division of Corporation Finance

H. Craig Clark
President and Chief Executive Officer
Forest Oil Corporation